Exhibit 99.1

SXC HEALTH SOLUTIONS’ $6.9 MILLION CONTRACT AWARD WITH THE DEPARTMENT OF VETERANS AFFAIRS, HEALTH ADMINISTRATION CENTER, IS UPHELD

Lisle, Illinois, July 13, 2007, SXC Health Solutions, Inc. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), a leading provider of pharmacy benefits management services, announces that the Government Accountability Office has upheld the decision made by the Department of Veterans Affairs, Health Administration Center in Denver, Colorado, to award a multi-year PBM and pharmacy network services contract to the Company. The agreement has a provision for one year base period term and options that, if all are exercised, would extend the contract to 60 months in length and generate approximately $6.9 million in revenue over that term.

On February 28, 2007, SXC announced that it had been awarded a contract to provide the HAC with a suite of PBM solutions to manage pharmacy benefit transactions for more than 250,000 government healthcare beneficiaries. On March 9, 2007, a protest related to the agreement was filed with the GAO by a competitor who was unsuccessful in their bid for the contract. The GAO rejected this competitor’s protest and upheld the HAC decision to award the contract to SXC.  SXC expects to complete implementation of the agreement during the third or fourth quarter of 2007.

Under terms of the agreement, SXC will provide PBM services that include program administration, claims transactions processing, Drug Utilization Review, beneficiary and pharmacy call centers, retail pharmacy network administration, Medicare Part D claims transactions support, and ad hoc and standard reporting systems.  Additional services planned for future phases of the contract may include formulary and rebate management support, and clinical support as requested.

"We are pleased to have had this matter resolved in our favor,” said Gordon Glenn, Chairman and CEO of SXC Health Solutions, Inc.  “We look forward to launching our services with the HAC to help support management of their prescription drug program and to enhance the overall healthcare experience of the beneficiaries in their health plans.”

About SXC Health Solutions
SXC Health Solutions, Inc. (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company's product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lisle, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Alpharetta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.   Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.   We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.   Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements.  Investors are cautioned not to put undue reliance on forward-looking statements.  All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.   Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan	Judith Sylk-Siegel
Chief Financial Officer	Investor Relations	Investor Relations - U.S.	Media Contact
SXC Health Solutions, Inc.	The Equicom Group Inc.	The SAN Group, LLC	Rx Communications Group
Tel: (630) 577-3206	416-815-0700 ext. 237	(212) 966-3650	(917) 322-2164
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com	jsylksiegel@rxir.com